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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              ROSLYN BANCORP, INC.
                              --------------------
   (Exact name of registrant as specified in its certificate of incorporation)



              DELAWARE                                 11-3333218
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(state of incorporation or organization)       (IRS Employer Identification No.)


ONE JERICHO PLAZA, JERICHO, NEW YORK                    11753
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(Address of principal executive offices)              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


        Title of Each Class                  Name of Each Exchange on which
        to be so Registered                  Each Class is to be Registered
------------------------------------     ---------------------------------------
                None                                 Not applicable

       If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

       If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

       Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS



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ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

IN GENERAL
----------

      On September 26, 2000, the Board of Directors of Roslyn Bancorp, Inc., a Delaware Corporation (the "Company"), declared a dividend of one right (a "Right") for each share of common stock, par value $.01 per share ("Common Stock"), of the Company. The dividend is payable on October 10, 2000 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company, after the Separation Time, one one-thousandth interest in a share of Series A Junior Participating Preferred Stock, par value $.01 per share ("Preferred Stock"), of the Company, at a price of $75.00 ("Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement ("Rights Agreement") dated as of September 26, 2000 between the Company and Registrar and Transfer Co., as rights agent ("Rights Agent").

SEPARATION TIME
---------------

      Until the date on which certain events take place, the Rights will be evidenced by the Common Stock certificates. The term "Separation Time" means the earlier of the date which is (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or (ii) the tenth business day (or such earlier or later date as the Board of Directors may decide) after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange
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offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

      An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 10% or more of the outstanding shares of Common Stock; provided, however, such term shall not include (i) the Company, any
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wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who is the Beneficial Owner of 10% or more of the outstanding Common Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 10% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires Beneficial Ownership of additional shares of Common Stock, other than through a dividend or stock split,
(iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases, or (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge plus certain other specified shares.


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TRANSFER OF RIGHTS AND CERTIFICATES
-----------------------------------

      The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding on or prior to October 10, 2000 (the "Record Date") shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

EXERCISE PERIOD
---------------

      The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on October 10, 2010, (iii) the date on which the Rights are redeemed as described below, and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the "Expiration Time").

FLIP-IN TRIGGER
---------------

      In the event that prior to the Expiration Time a Flip-in Date occurs, each Right shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price; provided, however, any Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof shall become void.

      Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable.

FLIP-OVER TRIGGER
-----------------

       Prior to the Expiration Time, the Company may not enter into, consummate or permit to occur a "Flip-over Transaction or Event" (as defined below) unless it has entered into an agreement (as discussed below) with the Person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"). A "Flip-over Transaction or Event" is defined as one of the following transactions which occurs after an Acquiring Person gains control of the Board of the Company


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(as defined in the Agreement): (i) the Company consolidates or merges or participates in a share exchange with any Person under certain circumstances, or
(ii) the Company (or one of its subsidiaries) sells or otherwise transfers assets aggregating more than 50% of the assets of the Company.

      Upon a Flip-over Transaction or Event, the Company must enter into an agreement with the Flip-over Entity which shall provide that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

OPTIONAL EXCHANGE OF RIGHTS
---------------------------

      In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

      Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable.

PREFERRED SHARES
----------------

      The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a preferential quarterly dividend of the greater of $1.00 per share or 1,000 times the aggregate per share amount of all cash dividends payable during such quarter on a share of Common Stock. In the event of liquidation, the holders of interests in Preferred Stock will be entitled to a preferential liquidation payment of the greater of $1,000 per share plus an amount equal to any accrued and unpaid dividends, or 1,000 times the aggregate amount to be distributed per share to holders of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged,


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each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

      Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, it is anticipated that the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

ADJUSTMENTS
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      The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

REDEMPTION OF RIGHTS
--------------------

      The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

AMENDMENTS
----------

      The Board may amend the Plan in any respect until a "Flip-in" trigger has occurred. Thereafter, the Board may amend the Plan in any respect not materially adverse to Rights holders generally.

RIGHTS PRIOR TO EXERCISE
------------------------

      The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

DOCUMENTS AND EFFECT OF THIS SUMMARY
------------------------------------

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as exhibit 4.1.


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ITEM 2.     EXHIBITS.

      The following exhibits are filed as part of this Registration Statement:

      EXHIBIT NUMBER                      DESCRIPTION
      --------------                      -----------

            4.1 Stockholder Protection Rights Agreement, dated as of September 26, 2000, between Roslyn Bancorp, Inc. and Registrar And Transfer Company, as Rights Agent

            4.2 Form of Rights Certificate (included as Exhibit A to the Rights Agreement filed herein as Exhibit 4.2)

            4.3 Form of Certificate of Designation, Preferences and Right of Series A Junior Participating Preferred Stock of Roslyn Bancorp, Inc. (included as Exhibit B to the Rights Agreement filed herein as Exhibit 4.3)







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      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              ROSLYN BANCORP, INC.
                                    (Registrant)


                              Date: September 27, 2000


                              By:   /s/ Joseph L. Mancino
                                    ------------------------------------------
                                    Joseph L. Mancino
                                    Vice Chairman of the Board, President and
                                    Chief Executive Officer






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                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION                                        PAGE NUMBER
-------           -----------                                        -----------


   4.1            Stockholder Protection Rights Agreement, dated as
                  of September 26, 2000, between Roslyn Bancorp, Inc.
                  and Registrar And Transfer Company, as Rights Agent......   1

   4.2            Form of Rights Certificate (included as Exhibit A
                  to the Rights Agreement filed herein as Exhibit 4.2)..... A-1

   4.3            Form of Certificate of Designation, Preferences and
                  Right of Series A Junior Participating Preferred Stock
                  of Roslyn Bancorp, Inc. (included as Exhibit B to the
                  Rights Agreement filed herein as Exhibit 4.3)............ B-1